Exhibit 99.4

Risk Factor Update

The following risk factor updates and supplements, and should be read together with, the risks and uncertainties described under “Risk Factors” in SharkNinja Inc.’s Form F-1 as filed with the U.S. Securities and Exchange Commission under the Securities Act of 1933 on July 28, 2023.

We have identified material weaknesses in our internal control over financial reporting. We are obligated to maintain internal control over financial reporting and to evaluate and determine its effectiveness. Identification of material weaknesses in the future or any failure of our internal systems, controls and procedures could have an adverse effect on our business, financial condition, results of operations and investor confidence.

Pursuant to Section 404 of the Sarbanes-Oxley Act (“Section 404”) and the related rules adopted by the SEC and the Public Company Accounting Oversight Board, our management are required to report on the effectiveness of our internal control over financial reporting starting with our second annual report that we file with the SEC after the completion of the separation and distribution. Prior to becoming a public company, we were not required to make an assessment of the effectiveness of our internal controls, or to deliver a report that assesses the effectiveness of our internal control over financial reporting. The process of designing and implementing effective internal controls compliant with Section 404 is a continuous effort and requires the investment of substantial time and resources, including by our Chief Financial Officer and other members of our senior management.

The report prepared by management assessing the effectiveness of our internal control over financial reporting needs to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual and interim financial statements will not be detected or prevented on a timely basis.

The rules governing the standards that must be met for our management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation. Testing and maintaining internal controls may divert our management’s attention from other matters that are important to our business.

In the course of preparing the financial statements that were included in our Form F-1 filed with the SEC under the Securities Act of 1933 on July 28, 2023, as well as the financial statements for the third quarter ended September 30, 2023, we identified material weaknesses in our internal control over financial reporting. The material weaknesses identified related to controls to ensure proper accounting for non-routine and complex transactions, as well as controls over the financial statement close process. We concluded that the material weaknesses in our internal control over financial reporting existed because we did not have the necessary business processes, appropriate accounting personnel and related internal controls necessary to satisfy the accounting and financial reporting requirements of a public company.

We have taken and will continue to take action to remediate the material weaknesses, including hiring additional accounting resources with sufficient public company experience and technical accounting expertise. We have also engaged, and will continue to engage as necessary, external specialists to augment our internal resources in accounting for transactions of greater complexity or where specific technical expertise is needed. Furthermore, we are taking actions to improve processes, documentation and review of the analysis and accounting for non-routine and complex transactions, as well as implementing additional processes and controls to support our financial statement close.

We will not be able to fully remediate the identified material weaknesses until the ongoing steps described above have been completed and our internal controls have been operating effectively for a sufficient period of time. We believe we will make significant progress in our remediation plan within fiscal year 2023, but cannot assure you that we will be able to fully remediate the material weaknesses by such time. We may also incur significant costs to execute various aspects of our remediation plans but cannot provide a reasonable estimate of such costs at this time.

Furthermore, we cannot assure you that we have identified all material weaknesses. In the future, it is possible that additional material weaknesses or significant deficiencies may be identified that we may be unable to remediate timely. If we fail to maintain effective systems, controls and procedures, including disclosure controls and procedures and internal controls over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations and prevent fraud could be adversely impacted. We are upgrading and standardizing our information systems and related controls, but failure to achieve these goals effectively or in a timely manner could adversely impact our ability to maintain an effective internal control environment and our financial results. We may also experience higher than anticipated operating expenses during and after the implementation of any of these changes to our systems, controls or procedures, or become subject to investigations by the SEC or other regulatory authorities. Additionally, we do not expect that our internal control systems, even if timely and well established, will prevent all errors and all fraud. Internal control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met.

Further, if we are unable to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404, our independent registered public accounting firm may not issue an unqualified opinion as to the effectiveness of our internal control over financial reporting. If we are unable to conclude that we have effective internal control over financial reporting, investors could lose confidence in our reported financial information, which could have a material adverse effect on the trading price of our ordinary shares. Failure to remedy any material weaknesses in our internal control over financial reporting, or to implement or maintain other effective control systems required of public companies, could also restrict our future access to the capital markets.

Irrespective of compliance with Section 404, as we mature, we will need to further develop our internal control systems and procedures to keep pace with our rapid growth and we are currently working to improve our controls. Our current controls and any new controls that we develop may become inadequate because, among other reasons, they may not keep pace with our growth or the conditions in our business may change. We are in the process of developing and implementing an enterprise risk management framework, but this development and implementation may not proceed on our projected timetable, and this framework may not fully protect us against operational risks and losses.